SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A1
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)

                        (Amendment No. 1)

                       Drypers Corporation
                        (Name of Issuer)

             Common Stock, $.001 par value per share
                 (Title of Class of Securities)

                            262497308
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [    ] Rule 13d-1(b)
          [ x ] Rule 13d-1(c)
          [    ] Rule 13d-1(d)

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  262497308


1)   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
               Meridian Fund, Ltd.
               I.D. #76-0434398

2)    CHECK  THE  APPROPRIATE BOX IF A MEMBER  OF  A  GROUP  (See
Instructions)
          (a)  [    ]
          (b)  [ x ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas

                    5    SOLE VOTING POWER
     NUMBER                        0 shares of Common Stock
      SHARES             ----------------------------------------
----------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
   OWNED BY                   0 shares of Common Stock
        EACH             ----------------------------------------
----------------------------------
  REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                        0 shares of Common Stock
       WITH              ----------------------------------------
----------------------------------
                    8    SHARED DISPOSITIVE POWER
                              0 shares of Common Stock

9    AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               0 shares of Common Stock

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (See Instructions)
               [    ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0%

12   TYPE OF REPORTING PERSON (See Instructions)
               PN


Item 1(a) Name of Issuer:

          Drypers Corporation, a Delaware corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          1415 West Loop North, Houston, Texas 77042-6019

Item 2(a) Name of Person filing:

          Meridian Fund, Ltd., a Texas limited partnership

Item  2(b)  Address  of Principal Business Office  or,  if  none,
Residence:

          601 Jefferson, Suite 4000, Houston, Texas 77002

Item 2(c) Citizenship:

          Texas

Item 2(d) Title of Class of Securities:

          Common Stock, $.001 par value per share

Item 2(e) CUSIP Number:

          848925103

Item 3.        If this statement was filed pursuant to Rules 13d-
1(b), or 13d-2(b) or (c),
          check whether the person filing is a:

     (a)  [    ]  Broker or Dealer registered under Section 15 of
the Act,
     (b)  [    ]  Bank as defined in section 3(a)(6) of the Act,
      (c)   [     ]   Insurance  Company as  defined  in  section
3(a)(19) of the Act,
      (d)  [    ]  Investment Company registered under section  8
of the
               Investment Company Act of 1940,
      (e)   [    ]  An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E),
      (f)  [    ]  An employee benefit plan or endowment fund  in
accordance
               with Rule 13d-1(b)(1)(ii)(F),
      (g)  [    ]  A parent holding company or control person  in
accordance
               with  Rule13d-1(b)(ii)(G),
      (h)   [     ]  A savings associations as defined in Section
13(b) of the
               Federal Deposit Insurance Act,
      (i)    [     ]   A  church plan that is excluded  from  the
definition of an investment
               company under Section 3(c)(14) of the Investment
               Company Act of 1940,
       (h)    [     ]   Group,  in  accordance  with  Rule   13d-
1(b)(1)(ii)(H)

      If this statement is filed pursuant to Rule 13d-1(c), check this box: [ x ]

Item 4.        Ownership.

     (a)  Amount Beneficially Owned:  0

     (b)  Percent of Class:  0%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:  0
          (ii) shared power to vote or to direct the vote:  0
            (iii)  sole  power  to  dispose  or  to  direct   the
disposition of:  0
            (iv)  shared  power  to  dispose  or  to  direct  the
disposition of:  0

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item  6.        Ownership of More than Five Percent on Behalf  of
Another Person.

Not applicable.

Item   7.          Identification  and  Classification   of   the
Subsidiary Which Acquired the Security Being Reported on  by  the
Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     January 7, 1999

                         Meridian Fund, Ltd.

                          By Meridian Advisors, Ltd., its General
Partner

                          By  Meridian Group, Inc.,  its  General
Partner

                         By:       /s/ ROBERT T. ARNOLD
                              ---------------------------------
                         Name:     Robert T. Arnold
                          Title:    President and Chief Executive
Officer